Filed Pursuant to Rule 424(b)(3)
Prospectus Supplement

Registration No. 333-275154

Figure Certificate Company

Supplement Dated SEPTEMBER 23, 2025

to the Prospectus Dated July 15, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Figure Certificate Company, dated July 15, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we,” “us”, or “our” refer to Figure Certificate Company unless the context specifically requires otherwise.

The purposes of this Supplement is to update the Prospectus.

The following updates to the Prospectus are effective immediately:

The following replaces the “About FCC’s Control Person and Affiliates” in its entirety:

Figure Technologies, LLC (f/k/a Figure Technologies, Inc.) (“FT”), a financial technology company founded in 2018, directed the formation of FCC. FT and its personnel were involved in the initial development of the Provenance Blockchain, through which transactions in Figure Certificates will be facilitated. Specifically, FT and its personnel, including its Chief Executive Officer, Michael Cagney, were primarily responsible for the development and launch of the Provenance Blockchain. FCC authorized and issued all of its common stock, par value of $0.0001 per share, to FT in exchange for $250,000.

In 2024, FT underwent a corporate restructure and was replaced by separate entities, including Figure Technology Solutions, Inc. (“FTS”) and Figure Markets Holding Inc. (“FMHI”). Pursuant to the restructure, FT became a limited liability company and a wholly-owned subsidiary of FMHI. FMHI indirectly, through its wholly-owned subsidiary, owns all of the equity of FCC, comprised of 1,000 shares of common stock.

In August 2025, FTS and FMHI recombined their businesses through a series of transactions. As a result of this recombination, FMHI became a wholly-owned subsidiary of FTS. Subsequently, on September 12, 2025, FTS completed its initial public offering.

In addition to FCC, FMHI has several subsidiaries, several of which will provide a variety of services that impact the Figure Certificates:

●	Figure Investment Advisors, LLC provides investment advisory services to FCC.
●	Figure Equity Solutions, Inc. provides transfer agency and administrative services to FCC.
●	Figure Payments Corporation provides AML/KYC services to FCC.

FCC will use the Provenance Blockchain Foundation, an entity that is not affiliated with it, as a gas fee service provider. In that role, the Provenance Blockchain Foundation will facilitate gas payments in connection with transactions in Certificates between approved wallets.

Neither FCC nor any of its affiliates presently participate, or expect to participate, in the development and maintenance of the Provenance Blockchain.

See “Service Providers” for additional information about the above FCC affiliates and the Provenance Blockchain Foundation.